UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

June 14, 2002

Guy Lawson
McGrath, North, Mullin & Kratz, P.C.
Suite 1400 One Central Park Plaza
222 South Fifteenth Street
Omaha, NE 68102

Re: ConAgra Foods, Inc.
Incoming letter dated May 8, 2002

Dear Mr. Lawson:

This is in response to your letter dated May 8, 2002 concerning the shareholder proposal submitted to ConAgra by Chris Rossi. We also have received a letter from the proponent dated May 20, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415

McGRATH, NORTH, MULLIN & KRATZ, P.C.
SUITE 1400 ONE CENTRAL PARK PLAZA
222 SOUTH FIFTEENTH STREET
OMAHA, NE 68102
402-341-3070
FAX: 402-341-0216

May 8, 2002

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ***ConAgra Foods, Inc.; Commission File No. 1-7275***
Exclusion of Shareholder Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Our firm serves as counsel for ConAgra Foods, Inc., a Delaware corporation. We are submitting this letter on behalf of ConAgra Foods pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

ConAgra Foods received a shareholder proposal, accompanied by a supporting statement, from Chris Rossi, custodian for Vanessa Rossi, for inclusion in ConAgra Foods' proxy materials for the 2002 annual shareholders' meeting to be held on September 26, 2002. The proposal, if implemented, would require ConAgra Foods to change its independent auditing firm beginning in ConAgra Foods' 2003 fiscal year and to select a new auditing firm each four-year period thereafter.

Subject to the staff's response, ConAgra Foods intends to exclude the proposal from its proxy materials pursuant to the following:

I. Rule 14a-8(i)(7), because the proposal relates to ConAgra Foods' ordinary business operations;

II. Rule 14a-8(i)(9), because it will directly conflict with a company proposal; and

III. Rule 14a-8(i)(3), because the proposal is false and misleading and contrary to Rule 14a-9.

ConAgra Foods respectfully requests confirmation that the staff will not recommend any enforcement action against ConAgra Foods for excluding the proposal from its proxy materials pursuant to these rules.

We are enclosing six copies of this letter and the proposal, together with the supporting statement, as submitted by the proponent. We are also forwarding a copy of this letter to the proponent as notice of ConAgra Foods' intention to exclude the proposal from the proxy materials. To the extent that any reasons for exclusion stated in this letter are based on matters of law, this letter will serve as supporting opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

DISCUSSION

I. The proposal may be excluded under Rule 14a-8(i)(7), because it relates to ConAgra Foods' ordinary business operations.

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals dealing with matters relating to a company's ordinary business operations. As provided under Delaware law, the board of directors of ConAgra Foods manages the business and affairs of the company. The board, in the exercise of these statutory powers, appoints the company's independent auditors following a recommendation from the board's audit committee. ConAgra Foods' process of retaining and evaluating independent auditors is routinely followed by public companies.

Pursuant to its written charter, the ConAgra Foods audit committee evaluates auditor performance and recommends to the board the appointment of the independent auditors. New York Stock Exchange Rule 303.01(B)(1)(b) requires the audit committee charter to specify that the board and audit committee have the ultimate authority and responsibility to select, evaluate and replace the independent auditors.

The proposal would require the audit committee to recommend and the board to select a new auditing firm whether or not the audit committee or board considered such a change to be in the best interests of ConAgra Foods or its stockholders. The proposal would foreclose the board's conduct of ConAgra Foods' ordinary business operations by mandating a change in auditors notwithstanding the board's business judgement on the auditor's qualifications and expertise. Under the proposal, an audit committee could "put the audit out to bid", review the qualifications and expertise of all major accounting firms, and determine to retain the current auditors, but that business judgment would be negated by the proposal.

The selection of independent auditors is within the meaning of ordinary business. The staff concurred that proposals submitted to other companies by the proponent and others, which were substantially similar to the proposal submitted to ConAgra Foods, related to the conduct of the ordinary business of those companies. *Transamerica Corporation (March 8, 1996) (Emil Rossi proposal); General Electric Company (December 28, 1995) (Chris Rossi proposal); BankAmerica Corporation (December 15, 1995) (Emil Rossi proposal); Pacific Gas and Electric Company (January 26, 1993) (Chris Rossi proposal); and Pacific Gas and Electric Company (January 18, 1991) (Lisa Rossi proposal).*

The staff has consistently, for over two decades, agreed with the view that proposals addressing the method of and selection of independent auditors are matters relating to a company's ordinary business. *Texaco Inc. (August 23, 1993) (proposal requested that the auditors be changed every three to five years as a regular policy); Southern New England Telecommunications Company (February 11, 1991) (proposal involved limiting the service of the company's independent audit firm to not more than four consecutive years and not more than six years in any ten consecutive years); Monsanto Company (January 17, 1989) (proposal, in part, to limit auditors to five year terms); BankAmerica Corporation (February 27, 1986) (proposal, in part, that would require the rotation of the company's independent auditors at least every five years); ITT Corporation (January 22, 1986) (proposal, in part, that would require the rotation of the company's independent auditors at least every five years); Mobil Corporation (January 3, 1986) (proposal, in part, that would require the rotation of the company's independent auditors at least every five years); Consumers Power Company (January 3, 1986) (proposal, in part, that would require the rotation of the company's independent auditors at least every five years); Ohio Edison Company (December 30, 1985) (proposal, in part, that would require the rotation of the company's independent auditors at least every seven years); Pacific Gas and Electric Company (December 30, 1985) (proposal, in part, that would require the rotation of the company's independent auditors at least every three years); and Firestone Tire & Rubber Company (November 25, 1980) (proposal recommending the board of directors consider the practice of rotating the company's outside auditors).*

The proposal addresses the selection of auditors, unlike recent proposals to prohibit auditors from performing non-audit services for their audit clients. See, *The Walt Disney Company (December 18, 2001) (proposal to prohibit independent accountants from providing non-audit services).* For example, one proponent of a non-audit services proposal has acknowledged the difference between a proposal concerning non-audit services and the selection of auditors. See, *Walt Disney (statement of the proponent in Walt Disney, that "the Fund respectfully submits that the company has confused the ordinary business of 'selecting' auditors..." with the proponent's non-audit service proposal).*

ConAgra Foods respectfully submits that the proposal, which addresses the selection and the method of selecting ConAgra Foods' independent auditors, is excludable under Rule 14a-8(i)(7) as it relates to ConAgra Foods' ordinary business operations.

II. The proposal may be excluded under Rule 14a-8(i)(9), because it will directly conflict with a company proposal.

A proposal may be excluded pursuant to Rule 14a-8(i)(9) if the proposal is counter to a company proposal to be submitted to shareholders at the same meeting. At the annual meeting on September 26, 2002, in accordance with past practice, the board will request that ConAgra Foods shareholders ratify the board's appointment of the independent auditors for the company's 2003 fiscal year (which commences May 27, 2002). The board's independent auditor selection process, described above, concludes in July of each year and the board's selection of the independent auditor for 2003 is not known at this time. The board may reappoint Deloitte & Touche LLP as ConAgra Foods' independent auditors for 2003. The proponent's proposal requests that Deloitte & Touche LLP not be selected as auditors for the 2003 fiscal year. If Deloitte & Touche LLP is appointed by the board, then ConAgra Foods shareholders will be presented with a shareholder proposal which directly conflicts with the company's proposal. An affirmative vote on both the company's proposal and the shareholder's proposal would lead to an inconsistent and inconclusive mandate from shareholders.

The staff has agreed that this is exactly the kind of inconsistency that Rule 14a-8(i)(9) is intended to prevent. In *B.F. Saul Real Estate Investment Trust (November 24, 1981)*, the trust sought no-action relief from the staff to exclude a shareholder proposal from its proxy materials for the company to select an independent auditor other than Stoy, Malone & Company. In the same proxy materials, the trust planned to submit a proposal to its shareholders for the ratification of Stoy, Malone & Company as the trust's independent auditors, and notified the staff of its intent to properly exclude the proponent's proposal because it was in opposition to the trust's proposal. The staff agreed, stating, in relevant part, that:

> "... you point out that the management will be submitting to the shareholders for their ratification the selection of Stoy, Malone & Company as the Trust's auditors. To the extent that the Proponent's resolution would call for the election of a different auditing firm at the forthcoming annual meeting it would appear that the proposal would be in contradiction to the proposal to be submitted by the management, and a favorable vote on both proposals would result in an inconsistent and inconclusive mandate from the shareholders."

Similarly, the staff acknowledged a basis for exclusion of a proposal to General Electric Company to replace KPMG with another auditing firm. *General Electric Company (December 28, 1995)*. General Electric planned to submit its proposal to reappoint KPMG to shareholders for ratification. The two proposals presented alternative decisions for shareholders and submitting both to a vote could provide inconsistent and ambiguous results.

Rule 14a-8(j) requires the company to present its reasons for excluding a shareholder proposal to the Commission no later than 80 days before it files its definitive proxy statement. ConAgra Foods will file its definitive proxy statement when the proxy is mailed to stockholders on or about August 23, 2002. Because the process of selecting the independent auditors for 2003 will not be complete until July, the board's selection will not be made prior to the Rule 14a-8(j) deadline. Therefore, ConAgra Foods proposes that in the event the board selects Deloitte & Touche LLP as the independent auditors for 2003, that the staff concur the company may exclude the proponent's proposal under Rule 14a-8(i)(9).

III. The Proposal may be excluded under Rule 14a-8(i)(3), because it is false and misleading and contrary to Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. Note (b) to Rule 14a-9 provides that "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundations" may be misleading within the meaning of Rule 14a-9.

The supporting statement contains the following statements with no substantiation or factual support:

- an assertion that there are no "checks and balances" because there is "no competition to keep things in line and on the up and up", implying without substantiation that there is no competition among independent auditors for ConAgra Foods' business;
- allegations of auditors "cooking the books" and engaging in "coverups", which are misleading because they suggest without substantiation some relationship between such actions and retaining the current auditor for ConAgra Foods;
- references to "massive examples" of alleged auditor "coverups" because "they did not want to lose their jobs", which is unsubstantiated and misleading;
- a claim that rotating ConAgra Foods' independent auditors every four years will ensure that "boo boos" are not covered up and auditors "stay on the straight and narrow", which is misleading because it falsely implies without substantiation that failure to rotate auditors will result in improprieties; and
- an assertion that a compelling reason to vote for the proposal is "if [our government] had some method like this we would probably not be in the mess were *(sic)* in", which is misleading because it improperly suggests some relationship between activities of the U.S. government on the one hand and ConAgra Foods and its independent auditors on the other.

These statements question the character and integrity of the independent auditors of ConAgra Foods and lack any factual foundation. ConAgra Foods respectfully submits that the proposal is excludable under Rules 14a-8(i)(3) and 14a-9 due to the extensive amount of materially false and misleading statements.

CONCLUSION

Based upon the foregoing, ConAgra Foods respectfully requests that the staff confirm, at its earliest convenience, that it will not recommend any enforcement action if ConAgra Foods excludes the proposal from the proxy materials for its 2002 annual shareholders' meeting in reliance on Rules 14a-8(i)(7), Rule 14a-8(i)(9) and 14a-8(i)(3) and 14a-9.

ConAgra Foods presently anticipates mailing its proxy materials for the 2002 annual shareholders' meeting on or about August 23, 2002 and plans to submit final materials for printing on or about August 9, 2002. We would appreciate a response from the staff in time for ConAgra Foods to meet this schedule.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the undersigned using the stamped, pre-addressed envelope provided. Should the staff disagree with ConAgra Foods' position, we would appreciate an opportunity to confer with the staff and supplement our position prior to the issuance of its response. If you have any questions regarding this matter or as soon as a staff response is available, would you kindly call the undersigned at 402-341-3070.

Sincerely,

Guy Lawson

GL/mlw
Enclosures

cc: Chris Rossi, custodian for Vanessa Rossi
James P. O'Donnell, Executive Vice President, Chief Financial Officer and Corporate Secretary, ConAgra Foods, Inc.
David L. Hefflinger, McGrath, North, Mullin & Kratz, P.C.

Attachment – Proponent's Proposal and Supporting Statement

SHAREHOLDER PROPOSAL

The shareholders of Con-Agra request the Board of Directors take the necessary steps to amend the company's governing instruments to adopt the following: Beginning on the 2003 Con-Agra fiscal year, the present auditing firm will be changed and every (4) years a new auditing firm will be hired.

SUPPORTING STATEMENT

Our country was founded on the principle of checks and balances of open competition. We have all profited handsomely from these principles. When a person, a company or a government entity has a monopoly all types of abuses occur. One reason there are no checks and balances, no competition to keep things in line and on the up and up. Auditors are hired by a company, usually forever. We all fight hard and do a lot of questionable practices to hold our job. When it comes to our living, things get real serious. People think that cooking the books and coverups, only happen to small companies. Let me site a few massive examples. The $50 billion lost in the savings and loan debacle. The fall of the Bank of Barrings in England. One of it's most prestigious and oldest banks. The Orange County, California bankruptcy. Recently, the Enron Corporation collapse. All because auditors covered them up until they were a complete disaster. Thousands of people losing some or all of their money. And that's just a few of the many big and small fiascos. Why did they cook the books? The same reason we all fear. They did not want to lose their jobs. Whether, it is a million dollar C.E.O. or the $20,000. a year clerk, the fear is the same. When management tells us their auditors are doing a wonderfull job, it means they're doing the books the way management wants them to do them.

With this proposal a new auditor will be coming on every 4 years. The new auditor will not cover up someone elses "boo boos". With the old auditor knowing this they will stay on the straight and narrow. Lastly, just look at your government. If they had some method like this we would probably not be in the mess were in. That's the most compelling reason to vote for this proposal.

RECEIVED
2002 MAY 35 PM 2:28
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Chris Rossi
P.O. Box 249
Boonville, Ca. 95415

May 20, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington , D.C. 20549

Re : Chris Rossi Shareholder Proposal
To ConAgra Foods , Inc.

Ladies and Gentlemen :

ConAgra Foods intends to exclude my shareholder proposal concerning rotating auditors under Rulea-8 (i)(7) , (i)(9) and (i) (3) . Concerning (i)(7) , my proposal is a corporate governance measure not an ordinary course of business . Just as the commission has allowed proposals concerning the composition of the board of directors , including the composition of the audit committee . The commission has allowed shareholder proposals concerning election of directors i.e.. the annual election of directors . In all of these cases the company has argued that it is a matter of ordinary course of business . The proponent is not proposing what kind of beans to put in ConAgra's chili nor am I proposing a specific auditor . This would be for the company to decide . Many people see the wisdom of rotating auditors , including a proposal in U.S. Congress.
My proposal has nothing to do with running ConAgra's business , only to help ensure that the financial information , information that the shareholders are entitled to and the S.E.C. has oversight over , is presented fairly and accurately. The Enron case has hopefully taught us one thing , we need to do a better job of reporting financial information . My shareholder proposal would simply be good corporate governance .

Yours Truly,

Chris Rossi
Chris Rossi

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 14, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ConAgra Foods, Inc.
Incoming letter dated May 8, 2002

The proposal requests that the board of directors take the necessary steps to amend ConAgra's governing instruments to provide that it will hire a new auditing firm every four years, beginning in the 2003 fiscal year.

There appears to be some basis for your view that ConAgra may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if ConAgra omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ConAgra relies.

Sincerely,

Keir Devon Gumbs
Special Counsel